

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Scott Forbes
Controller and Chief Accounting Officer
OGE Energy Corp.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

> **Re:** **OGE Energy Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2010**
> **File No. 001-12579**
>
> **Oklahoma Gas and Electric Company**
> **Form 8-K**
> **Filed June 8, 2010**
> **File No. 001-1097**

Dear Mr. Forbes:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director